EXHIBIT 99.1

Taseko Mines Commences Environmental Assessment Process for Yellowhead Copper Project

VANCOUVER, British Columbia, July 08, 2025 (GLOBE NEWSWIRE) -- Taseko Mines Limited (TSX: TKO; NYSE American: TGB; LSE: TKO) (“Taseko” or the "Company") today announced that the Initial Project Description (“IPD”) for its 100% owned Yellowhead Copper Project (“Yellowhead Project” or the “Project”) has been filed and accepted by the British Columbia Environmental Assessment Office (“EAO”) and Impact Assessment Agency of Canada (“IAAC”). The acceptance formally commences the Environmental Assessment (“EA”) process, which is designed to be comprehensive, inclusive, and transparent, ensuring that the Yellowhead Project meets the robust regulatory requirements while balancing environmental, social, and economic values.

Taseko has engaged with both the EAO and IAAC in preparation for the submission of the IPD and is committed to a high degree of public involvement and Indigenous engagement throughout the EA and permitting processes.

The Yellowhead Project is located approximately 150 kilometers north of Kamloops, BC in the territory of Simpcw First Nation (Simpcwúl'ecw), part of the Secwépemc Nation. Since acquiring the property in 2019, Taseko has worked closely with Simpcw leadership to build a mutually beneficial relationship based on trust and respect, to better understand community priorities and interests, and to inform the Yellowhead Project IPD. The Project will be subject to the Simpcw Process, an Indigenous-led assessment and decision-making process currently in its initial phases. Taseko and Simpcw have also signed a Relationship Negotiation Agreement, setting out an approach for the development of a Relationship Agreement that will define Simpcw’s role in project oversight and planning and establish an economic partnership between the parties. In addition to Simpcw, Taseko has established positive working relationships with several proximal Secwépemc groups.

Stuart McDonald, President & CEO commented, “The submission of the Initial Project Description represents a significant milestone for the Yellowhead Project permitting process. We have already begun to engage stakeholders and will ensure that the development of Yellowhead is in line with environmental and social expectations. Recently, Taseko has hosted a number of well attended community meetings and we look forward to continued involvement with project stakeholders and government regulators through the environmental permitting process.”

Taseko has launched a dedicated project website, yellowheadproject.com, to keep stakeholders informed about project details and status, share opportunities for feedback, and encourage participation in the EA process.

For further information on Taseko, see the Company’s website at tasekomines.com or contact:

  Investor enquiries Brian Bergot, Vice President, Investor Relations – 778-373-4554
  Media enquiries Sean Magee, Vice President, Corporate Affairs – 778-373-4543

Stuart McDonald
President and CEO

No regulatory authority has approved or disapproved of the information contained in this news release

Caution Regarding Forward-Looking Information

This document contains “forward-looking statements” that were based on Taseko’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

  uncertainties about the future market price of copper and the other metals that we produce or may seek to produce;
  changes in general economic conditions, the financial markets, inflation and interest rates and in the demand and market price for our input costs, such as diesel fuel, reagents, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;
  uncertainties about economic conditions generally including inflation levels, tariffs, and in particular with respect to the demand for copper and other metals we produce;
  uncertainties related to the accuracy of our estimates of Mineral Resources, production rates and timing of production, future production and future cash and total costs of production and milling;
  our ability to comply with the extensive governmental regulation to which our business is subject;
  uncertainties related to our ability to obtain necessary title, licenses and permits for our development projects and project delays due to third party opposition;
  uncertainties related to First Nations claims and consultation issues;
  uncertainties related to unexpected judicial or regulatory proceedings;
  changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations and mine closure and bonding requirements;
  environmental issues and liabilities associated with mining;
  environmental hazards and risks associated with climate change, including the potential for damage to infrastructure and stoppages of operations due to forest fires, flooding, drought, or other natural events in the vicinity of our operations;
  litigation risks and the inherent uncertainty of litigation;
  our actual costs of reclamation and mine closure may exceed our current estimates of these liabilities;
  our ability to meet the financial reclamation security requirements;
  the capital intensive nature of our business both to sustain current mining operations and to develop any new projects,;
  our reliance upon key management and operating personnel;
  the competitive environment in which we operate;
  the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates; and Management Discussion and Analysis (“MD&A”), quarterly reports and material change reports filed with and furnished to securities regulators, and those risks which are discussed under the heading “Risk Factors”.

For further information on Taseko, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedar.com, including the “Risk Factors” included in our Annual Information Form.